02 SEP 17 AM 10: 07

ALLGREEN PROPERTIES LIMITED

File No. 82-4959

File No. 82-4959

Date: - 4 SEP 2002

SUPPL

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

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MASNET No. 59 OF 04.09.2002
Announcement No. 59

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Director's Shareholding

Name of director:	Teo Joo Kim
Date of notice to company:	02/09/2002
Date of change of interest:	02/09/2002
Name of registered holder:	Oversea-Chinese Bank Nominees Private Limited
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Sale to a personal holding company

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	1,000,000
% of issued share capital:	0.1
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.16 per share
No. of shares held before the transaction:	4,076,222
% of issued share capital:	0.38
No. of shares held after the transaction:	4,076,222
% of issued share capital:	0.38

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	3,852,246	223,976
% of issued share capital:	0.37	0.02
No. of shares held after the transaction:	3,852,246	223,976
% of issued share capital:	0.37	0.02
Total shares:	3,852,246	223,976

Submitted by Ms Isoo Tan, Company Secretary on 04/09/2002 to the SGX